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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Jilin Chemical Industrial Company Limited
(Name of Issuer)
Ordinary Shares, Par Value RMB1.00 Per Share
(Title of Class of Securities)
477418107
(CUSIP Number)
Li Huaiqi
Secretary
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing 100011
The People’s Republic of China
with a copy to:

Lee Edwards, Esq. Shearman & Sterling LLP Suite 2318, China World Tower II 1 Jianguomenwai Dajie, Chaoyang District 100004 Beijing, China (+86 10) 6505-3399	Michael Coleman, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, CA 94025 (650) 838-3600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	477418107	Page	2	of	8

1	NAMES OF REPORTING PERSONS: PetroChina Company Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
NOT APPLICABLE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		3,304,413,053 ordinary shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,304,413,053 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,304,413,053 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

92.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	477418107	Page	3	of	8

1	NAMES OF REPORTING PERSONS: China National Petroleum Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
NOT APPLICABLE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		3,304,413,053 ordinary shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,304,413,053 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,304,413,053 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

92.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.
     This Amendment No. 3 on Schedule 13D (this “Amendment No. 3”) amends and supplements the information contained in the initial statement on Schedule 13D filed on November 12, 1999, as amended by Amendment No. 1 filed on October 31, 2005 and Amendment No. 2 filed on November 16, 2005 (as amended, the “Schedule 13D”), by PetroChina Company Limited (“PetroChina”), a joint stock company with limited liability incorporated in the People’ s Republic of China (the “PRC”), which name was previously translated as “China Oil and Gas Company Limited”, and relates to the ordinary shares, par value RMB1.00 per share (the “Ordinary Shares”), of Jilin Chemical Industrial Company Limited (the “Issuer” or “Jilin”), a joint stock company with limited liability incorporated in the PRC. The Ordinary Shares of the Issuer are comprised of overseas listed foreign invested shares, par value RMB1.00 per share (“H Shares”), domestic invested shares listed in Mainland China, par value RMB1.00 per share (“A Shares”), and domestic state-owned legal person shares, par value RMB1.00 per share (“State Shares”). H Shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are listed on the Hong Kong Stock Exchange and, in the form of American Depositary Shares (“ADSs”) (each ADS representing 100 H Shares), the New York Stock Exchange. A Shares are listed on the Shenzhen Stock Exchange and are not registered under Section 12 of the Exchange Act. The 2,396,300,000 State Shares outstanding are held directly by PetroChina and are not listed on any stock exchange or registered under Section 12 of the Exchange Act.
     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     On December 9, 2005, PetroChina and Jilin jointly filed with the SEC an amended and restated Composite Document, a copy of which is incorporated herein by reference as Exhibit 5 to this Amendment No. 3, which was further amended by PetroChina and Jilin pursuant to an amendment jointly filed with the SEC on December 23, 2005, which is incorporated herein by reference as Exhibit 6 to this Amendment No. 3 (together, the “Amended and Restated Composite Document”).
     On February 3, 2006, PetroChina and Jilin issued a joint announcement, a copy of which is incorporated herein by reference as Exhibit 7 to this Amendment No. 3, announcing that the H Share Offer closed at 4:00 p.m. (Hong Kong time) on Friday, February 3, 2006. As at 4:00 p.m. (Hong Kong time) on Friday, February 3, 2006 and, in the case of the ADSs, 5:00 p.m. (New York City time) on Thursday, February 2, 2006, being the latest time for acceptances of the H Share Offer to be lodged, valid acceptances under the H Share Offer had been received in respect of 908,113,053 H Shares (including the H Shares underlying the ADSs), representing 94.13% of the nominal value of the H Shares (including the H Shares underlying the ADSs), carrying voting rights then exercisable at a general meeting of the holders of H Shares. In addition, the listing of the H Shares on the Hong Kong Stock Exchange was withdrawn with effect from 9:30 a.m. (Hong Kong time) on Monday, January 23, 2006.
     On January 27, 2006, the New York Stock Exchange submitted an application for the delisting of the ADSs to the SEC. Upon approval of the delisting application by the SEC, the H Shares and ADSs will be delisted from the New York Stock Exchange, with effect from the date announced by the SEC in such approval. Accordingly, upon the effective date of the delisting of the ADSs, the H Shares and the ADSs will no longer be listed on any recognized stock exchange.
     The foregoing summary of the H Share Offer and the A Share Offer and related matters are qualified in its entirety by reference to the full text of the Amended and Restated Composite Document, a copy of which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     The disclosure previously contained in Item 5 is hereby replaced in its entirety with the following:
     (a) PetroChina beneficially owns 2,396,300,000 State Shares and 908,113,053 H Shares, representing approximately 92.79% of all of the issued and outstanding Ordinary Shares of the Issuer. As a result, CNPC is a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act of 1934, of 2,396,300,000 State Shares and 908,113,053 H Shares, representing approximately 92.79% of all the issued and outstanding Ordinary Shares of the Issuer. The calculation of the foregoing percentage is based on the number of Ordinary Shares of the Issuer outstanding as of April 29, 2005 as disclosed by the Issuer in its annual report on Form 20-F for the annual period ended December 31, 2004, as filed with the Securities and Exchange Commission on May 19, 2005. The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference.
     Except as disclosed in Schedule A to Amendment No. 1 to the Schedule 13D (“Amendment No. 1”), to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A beneficially owns any shares of the Issuer or has the right to acquire any shares of the Issuer.
     (b) PetroChina has the direct power to vote or to direct the vote, and the direct power, subject to approval by the PRC government, to dispose or direct the disposition of 2,396,300,000 State Shares. PetroChina has the direct power to vote or to direct the vote, and the direct power to dispose of or direct the disposition of 908,113,053 H Shares. CNPC has the indirect power, through its direct control of PetroChina, to vote or to direct the vote, and the power, subject to approval by the PRC government, to dispose or direct the disposition of 2,396,300,000 State Shares. CNPC also has the indirect power, through its direct control of PetroChina, to vote or to direct the vote, and the power to dispose or direct the disposition of 908,113,053 H Shares. The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 3 and (ii) Item 5(a) hereof are incorporated herein by reference.

     Except as disclosed in Schedule A to Amendment No. 1, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A presently has the sole or shared power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of the Issuer which they may be deemed to beneficially own.
     (c) Pursuant to the H Share Offer, between November 16, 2005 and February 9, 2006, PetroChina acquired 908,113,053 H Shares (including H Shares represented by ADSs) at HK$2.80 per H Share (or HK$280.00 per ADS). Except as disclosed in Schedule A to Amendment No. 1, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A has effected any transaction in the Ordinary Shares during the past 60 days.
     (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,396,300,000 State Shares or the 908,113,053 H Shares.
     Except as disclosed in this Item 5(d) or in Schedule A to Amendment No. 1, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of the Issuer.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Exhibit No.	Description
5	Amended and Restated Composite Document, dated December 9, 2005 (incorporated herein by reference from Exhibit (a)(1) to the Schedule 13E-3/A filed by PetroChina and Jilin with the SEC on December 9, 2005).

6	Items 1, 3-6, and 8-9 of the Schedule 13E-3/A filed by PetroChina and Jilin on December 23, 2005 (incorporated herein by reference from the Schedule 13E-3/A filed by PetroChina and Jilin with the SEC on December 23, 2005).

7	Joint Announcement by PetroChina and Jilin, dated February 3, 2006 (incorporated herein by reference from Exhibit (a)(23) to the Schedule 13E-3/A filed by PetroChina and Jilin with the SEC on February 3, 2006).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:
February 10, 2006

PETROCHINA COMPANY LIMITED
/s/ Jiang Jiemin
Name: Jiang Jiemin
Title: Vice Chairman and President

CHINA NATIONAL PETROLEUM CORPORATION
/s/ Chen Geng
Name: Chen Geng
Title: President

EXHIBIT INDEX

Exhibit No.	Description
5	Amended and Restated Composite Document, dated December 9, 2005 (incorporated herein by reference from Exhibit (a)(1) to the Schedule 13E-3/A filed by PetroChina and Jilin with the SEC on December 9, 2005).

6	Items 1, 3-6, and 8-9 of the Schedule 13E-3/A filed by PetroChina and Jilin on December 23, 2005 (incorporated herein by reference from the Schedule 13E-3/A filed by PetroChina and Jilin with the SEC on December 23, 2005).

7	Joint Announcement by PetroChina and Jilin, dated February 3, 2006 (incorporated herein by reference from Exhibit (a)(23) to the Schedule 13E-3/A filed by PetroChina and Jilin with the SEC on February 3, 2006).